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Exhibit 3-D

Managing Member of IPP99 Private Equity, L.L.C.

     The name, principal business and address of the managing member of IPP99 Private Equity, L.L.C. is set forth below. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of WESKIDS III, L.L.C. is set forth on Exhibit 3-E.

Name and Business Address	Title	Principal Occupation

WESKIDS III, L.L.C. 310 South Street Morristown, NJ 07962-1913	Managing Member	WESKIDS makes investments on behalf of its members.